DAVIS NEW YORK VENTURE FUND
NOTES TO FINANCIAL STATEMENTS
January 31, 2002 (Unaudited)

NOTE 8 - FUND REORGANIZATION

On June 12, 2001, the Board of Directors approved the reorganization of Davis Growth & Income Fund with and into Davis New York Venture Fund. Shareholders of the Davis Growth & Income Fund were asked to approve a reorganization whereby shareholders would receive shares of Davis New York Venture Fund. With respect to the reorganization, 43,168,637 votes were cast in favor, 248,448 votes were cast against and 557,701 votes abstained. The reorganization of Davis Growth & Income Fund with and into Davis New York Venture Fund was conducted on September 21, 2001.